Exhibit 6.2

Employment Agreement by and among

kinderhook bank corp., national union bank of kinderhook

and Hans W. Drews

EMPLOYMENT AGREEMENT

AGREEMENT made and entered into as of the 8th day of March , 2017 by and among Kinderhook Bank Corp., a New York corporation and registered bank holding company, its subsidiary, National Union Bank of Kinderhook, a national banking association having its principal place of business at 1 Hudson Street, Kinderhook, NY 12106 (which are collectively or individually referred to as the “Bank”), and Hans W. Drews an individual, with a principal residence of 48 Monroe St., Apt 1, St Johnsville, NY 13452 (the “Employee”).

W I T N E S S E T H    T H A T:

Employment Agreement

WHEREAS, the Bank, the Company and Patriot Federal Bank (“PFDB”) have contemporaneously entered into an Agreement and Plan of Merger, dated as of March __, 2017 (the “Merger Agreement”), pursuant to which PFDB will merge with and into the Bank, and the Bank will be the surviving institution (the “Merger”); and

WHEREAS, this Employment Agreement is contingent upon the consummation of the Merger; and

WHEREAS, the parties hereto agree that the Executive’s commitment to the long-term success of the combined institution and the ability of Executive to retain and build upon the relationships he developed with PFDB and those he will continue to develop in the future with the Bank are important factors in the decision of the Bank and Company to enter into the Merger Agreement; and

WHEREAS, Executive possesses valued experience with, and knowledge about the relevant banking market served by PFDB; and

WHEREAS, In order to induce Executive to be and remain employed with the Bank, the Bank and Executive desire to set forth in writing the terms of employment; and

WHEREAS the Bank wishes to employ the Employee as an Officer of the National Union Bank of Kinderhook upon the Effective date of the Merger; and

WHEREAS the Employee desires to be so employed.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.           Term. The initial period of employment of the Employee under this Employment Agreement shall be deemed to commence as of the effective Date of the Merger and shall continue in effect through the third anniversary of such date. Thereafter, and on each subsequent anniversary thereof, the term of this Agreement shall automatically extend for an additional year unless, not later than sixty (60) days prior thereto, either party notifies the other by written notice of his or its intent not to extend the same or this Agreement has otherwise been terminated in accordance with its provisions. Notwithstanding the foregoing provisions of this Section 1, the Employee’s employment shall terminate in any event upon the Employee’s attainment of normal retirement age pursuant to the Pension and/or 401K Plans of the Bank, at which time the Employee may, with the consent of the Bank, remain an employee-at-will, and the Employee may resign from, and terminate his employment by the Bank at any time upon ninety (90) days prior written notice to the Bank.

2.           Title and Duties. At all times during the term hereof, the Bank shall employ the Employee as Vice President Residential Lending of Kinderhook Bank Corp. and the National Union Bank of Kinderhook. In such capacity, the Employee shall be assigned only such duties and tasks as are reasonable and customary for a person in the position of a Vice President Residential Lending and such other duties as are set forth in the Bylaws of the Bank or as may be agreed upon by the Bank and the Employee, and he shall be subject to the supervision of the Chief Executive Officer and/or Senior Credit Officer of the Bank. The Bank shall employ the Employee on full-time basis, and (subject to the last sentence of this paragraph) the Employee shall devote his full time and professional efforts to the performance of his duties. The Bank encourages participation by the Employee on community boards and committees and in activities generally considered to be in the public interest, but the Bank shall have the right to approve the Employee’s participation on such other boards and commissions as may conflict with the Bank’s own business or demands upon the Employee’s time as determined in the sole discretion of the Board.

3.           Compensation and Benefits.

(a)	Base Compensation. The Bank shall pay to the Employee a base annual salary in the amount as set forth in Exhibit A, in accordance with the normal pay practices of the Bank for executive officers. The base annual salary of the Employee shall be adjusted from time to time in the sole discretion of the Board of Directors of the Bank, in accordance with applicable law and regulations, in which case such adjusted amount shall thereafter constitute the Employee’s base annual salary.

(b)	Benefits. At all times during the term of this Agreement, the Bank shall provide or cause to be provided to the Employee such benefits as may from time to time be provided generally for executive officers of the Bank. The benefits which are currently provided to the Employee are set forth on Exhibit A to this Agreement. The Employee shall maintain adequate records of all reimbursable expenses

2

necessary to satisfy reporting requirements of the Internal Revenue Code and applicable Treasury regulations.

(c)	Initial Bonus. On a date thirty (30) days subsequent to the Effective Date of the Merger, Bank shall pay Employee an initial cash bonus of $10,000.

(d)	Anniversary Bonus. On the first anniversary of the Effective Date of the Merger, Bank shall pay Employee an anniversary cash bonus of $15,000.

4.           Non-Competition. At all times during which the Employee is employed by the Bank under this Agreement and for a period of one (1) year thereafter, the Employee shall not, directly or indirectly, as an employee of any person or entity (whether or not engaged in business for profit), individual proprietor, partner, stockholder, director, officer, joint venturer, investor, lender or in any other capacity whatever (other than as holder of less than five percent (5%) of any securities publicly traded in the market) compete within an area which extends thirty-five (35) miles from each city or town in which the Bank may locate during the term of this Employment Agreement, with the business of the Bank, as such businesses are constituted at any time during the term of this Employment Agreement, including but not limited to any depository institution.

5.           No Solicitation of Employees. At all times during which the Employee is employed under this Employment Agreement and for a period of one (1) year thereafter, the Employee shall not, directly or indirectly, employ, attempt to employ, recruit or otherwise solicit, induce or influence any employee of the Bank or its subsidiaries to leave his or her employment. This Section shall not apply to solicitation by a future employer of Employee who takes such actions without the assistance or consent of the Employee.

6.            Non-Interference. In addition, at all times during which the Employee is employed under this Employment Agreement and for a period of one (1) year thereafter, the Employee will not, on behalf of himself or any other person or entity, directly or indirectly seek to encourage or induce any vendor or customer of the Bank to cease doing business with, or lessen its business with, the Bank, or otherwise interfere with or damage (or attempt to interfere with or damage) any of the Bank’s relationships with its vendors or customers. No action by another person or entity shall be deemed a breach of this Section unless the Employee directly or indirectly assisted, encouraged or otherwise counseled such person or entity to engage in such activity.

7.           No Disclosure of Information. The Employee shall not at any time divulge, use, furnish, disclose or make accessible to anyone other than the Bank any knowledge of information with respect to confidential or secret data, procedures or techniques of the Bank or any non-public personal information relating to any Bank customer or consumer, provided, however, that nothing in this Section 7 shall prevent the disclosure by the Employee of any such information which at any time comes in to the public domain other than as a result of the violation of the terms of this Section 7 by the Employee or which is otherwise lawfully acquired by the Employee.

3

8.           Public Comment. Following the period of his employment hereunder, the Employee shall not at any time (i) make any public derogatory comment concerning the Bank or its affiliates or anyone whom the Employee knows to be a current or former director, officer, stockholder or employee of the Bank or (ii) without the prior written consent of the Bank, which consent shall not be unreasonably withheld, publish or produce any information or write any book, article, screenplay, teleplay or similar type of publication relating to the Bank, its affiliates or anyone the Employee knows to be a current or former direct, officer, stockholder or employee. Following the term of the Agreement, the Bank shall not at any time make any public derogatory comment concerning the Employee. Notwithstanding the foregoing, nothing in this Section 11 shall prohibit any person from responding publicly to incorrect, disparaging or derogatory public statements about the Bank or the Employee relating to his employment with the Bank; providing truthful testimony in any judicial or administrative matter; or making truthful statements required by law, by any regulatory authority or organization or in connection with any public filing required by the Securities and Exchange Commission or any other regulatory authority.

9.           Remedies; Injunctive Relief. The Employee acknowledges and agrees that the covenants and obligations of the Employee set forth in Sections 4 through 8 of this Employment Agreement relate to special, unique and extraordinary services rendered by the Employee to the Bank and that violation of any of the terms of such covenants and obligations will cause the Bank irreparable injury for which adequate remedies are not available at law. Therefore, the Employee agrees that the Bank shall be entitled to seek an injunction, restraining order or other temporary or permanent equitable relief (without the requirement to post a bond) restraining the Employee from committing any violation of the covenants and obligations contained herein. These injective remedies are cumulative and are in addition to any other rights or remedies the Bank may have at law or in equity.

10.         Termination of Employment. The employment of the Employee shall terminate on the earliest to occur of the following dates:

(a)	The expiration of the term hereof as provided in Section 1 hereof or as from time to time extended;

(b)	The Employee’s resignation from the Bank or the death or disability of the Employee;

(c)	Upon the election of the Bank, for “Cause”, as hereinafter defined, after ten (10) business days prior written notice to the Employee. For purposes of this Employment Agreement, “Cause” means the following:

(i)	the indictment for, conviction of, or plea of guilty or no contest to any felony;

(ii)	the commission by the Employee of a material act or acts of dishonesty in connection with the performance of the Employee’s duties to the Bank, including, without limitation, fraud, misappropriation or embezzlement of funds or property;

4

(iii)	an act or acts of misconduct (including sexual harassment) by the Employee;

(iv)	continued, willful non-performance by the Employee of duties (other than by reason of illness or disability) or intentional failure to comply with any valid and legal directive of the Board of Directors which has continued for more than five (5) days following written notice from the Board of Directors (or Executive Committee); or

(v)	the entry of a final cease and desist order with respect to safety and soundness violations by any federal or state regulatory agency having jurisdiction over the Bank, or the suspension, removal or termination of the employment of the Employee pursuant to an order by any federal or state regulatory agency having jurisdiction over the Bank, so long as any such order is determined in the sole discretion of the Board of Directors to relate to matters within the conduct or sphere of supervisory authority of the Employee; or

(vi)	the breach of fiduciary duty by Employee; or

(vii)	the act or omission constituting a material breach of this Employment Agreement by Employee.

The determination of whether the Employee’s employment shall be terminated for Cause shall be made at a meeting of the Board of Directors called and held for such purpose, at which meeting the Board of Directors makes a finding that in the good faith opinion of the Board of Directors an event set forth in subclauses (i) through (vii) has occurred and specifying the particulars thereof in detail.

(d)	At the election of the Employee, for Good Reason, as hereinafter defined, after ten (10) business days written notice of the basis thereof to the Bank if during such period the Bank shall not cure the basis thereof. For the purpose of this Employment Agreement, the Employee shall be deemed to have “Good Reason” to terminate his employment only if the Bank is in material breach of this Employment Agreement or any other written agreement the Bank may have with the Employee.

(e)	Upon the election of the Bank, without Cause (as hereinabove defined), after ten (10) business days prior written notice to the Employee.

11.	Payments Upon Termination of Employment.

(a)	Payments Upon Death. If at any time while he is employed hereunder the Employee shall die, in addition to all other benefits to which he or his personal representatives may be entitled, the Bank shall pay to his designated beneficiary

5

or, if no such beneficiary exists, to his estate, for a period of one (1) month following the Employee’s death, such amounts of base annual salary as the Employee would have been entitled to receive during said period (and at the times he would have been entitled to receive them) had he remained alive.

(b)	Payments Upon Disability. If at any time during the term of this Employment Agreement, in the opinion of a physician mutually agreeable to the Bank and the Employee, the Employee shall be determined to be “disabled” pursuant to the provisions of the Bank’s long term disability plan as may then be in effect and Employee is unable to render services hereunder due to physical or mental illness or accident, in addition to all other benefits to which he or his personal representatives may be entitled, the Employee shall be entitled to receive all benefits payable to him under the Bank’s long-term disability income plan.

(c)	Payments upon Expiration of Term Without Renewal. In the event that employment pursuant to this Employment Agreement shall expire without renewal, the Employee shall be entitled to receive compensation through the date of expiration of this Employment Agreement.

(d)	Payments Upon Termination Without Cause. If at any time during the term of this Employment Agreement (as provided in Section 1 hereof) the employment of the Employee is terminated by Bank for any reason except for termination for Cause under Section 10(c), as heretofore defined, then in such case:

(i)	Within five days after such termination, the Bank shall pay to the Employee (or to his personal representative in case of death), the sum of all accrued and unpaid compensation through the date of such termination, plus a lump sum amount equal to one-twelfth of Employee’s base annual salary as in effect as of the date of such termination times the number of months remaining until the expiration of the term of this Employment Agreement (as provided in Section 1 hereof). However, in no event shall such number of months be less than six (6) or greater than thirty-six (36), nor shall the aggregate amount of such lump sum exceed $236,000.

(ii)	The Bank shall maintain or cause to be maintained in effect for the Employee for a period of six (6) months following such termination, at the Bank’s sole expense, all group insurance (including life, health, and insurance (but not including disability insurance)) and all other employee benefit plans, programs or arrangements (other than any retirement plans, profit-sharing plans, or employee stock ownership plans), in which the Employee was participating at any time during the twelve (12) months preceding such termination.

(iii)	The Employee shall not be required to mitigate the amount of any payment provided for in this Section 11(d) by seeking employment or otherwise.

6

In the event that the Employee’s participation in any of the foregoing plans, programs or arrangements (including those contemplated by Subsection (d) hereof) is barred by law or is otherwise no longer practicable, or in the event that any such plan, program or arrangement is discontinued or the benefits thereunder are materially reduced during such period, the Bank shall use its reasonable best efforts to provide the Employee with benefits substantially similar to those to which the Employee was entitled immediately prior to the date of his termination of employment or at Bank’s election, provide Employee with a payment comparable to Bank’s premium or benefit cost for Employee. Upon expiration of the period of coverage provided hereunder, the Employee shall be provided with the opportunity to have assigned to him at no cost and with no appointment of prepaid premiums any assignable insurance owned by the Bank or any of its subsidiaries and relating specifically to the Employee.

12.         Payments upon Termination for Cause. If at any time during the term of this Employment Agreement, Employee is terminated for Cause pursuant to Section 10(c) hereof, the Bank shall pay Employee, to the extent it has not been previously paid, an amount equal to Employee’s full base salary through the date of Employee’s termination of employment at the rate in effect at that time and the Bank shall have no further obligation to Employee under this Employment Agreement.

13.         Code Section 409A. The cash severance payments under this Agreement are intended to be exempt from Section 409A of the Code under the “short term deferral” rule set forth in Treasury Regulation Section 1.409A-1(b)(4). If and to the extent this Agreement provides for a deferral of compensation subject to Section 409A of the Code, it is the intent of the parties that this Agreement, and all payments of deferred compensation subject to Code Section 409A made hereunder, shall be in compliance with such requirements and the regulations and other guidance thereunder. Notwithstanding any other provision with respect to the timing of change in control severance or separation payments under this Agreement or Exhibit B, if, at the time of Executive’s separation from service, Executive is a “specified employee” (meaning a key employee as defined in Section 416(i) of the Code without regard to paragraph 5 thereof) of the Bank (or a Bank affiliate), then to the extent necessary to comply with the requirements of Code Section 409A, any payments to which Executive is entitled during the six (6) month period commencing on the Executive’s separation from service which are subject to Code Section 409A (and not otherwise exempt from its application, including, without limitation, by operation of Treasury Regulation Section 1.409A-1(n)) will be withheld until the first business day of the seventh (7th) month following Executive’s separation from service, at which time such withheld amount shall be paid in a lump sum distribution. The Bank and Executive agree that they will negotiate in good faith and jointly execute an amendment to modify this Agreement to the extent necessary to comply with the requirements of Code Section 409A, or any successor statute, regulation and guidance thereunder.

14.         Conditions of Severance Benefits; Effect on Executive’s Post-Employment Obligations. Notwithstanding the foregoing, in no event shall any change in control, severance or separation payments payable to the Executive pursuant to this Agreement or Exhibit B that is subject to Section 409A of the Internal Revenue Code (“Code”) be paid to the Executive unless and until the Executive has incurred a “separation from service” as defined in Code Section

7

409A and in regulations and guidance issued thereunder, unless such payment is required by applicable law. For purposes of this Agreement, a “separation from service” shall have occurred if the Bank and Executive reasonably anticipate that either no further services will be performed by Executive after his date of the termination (whether as an employee or as an independent contractor) or the level of further services performed is less than fifty (50) percent of the average level of bona fide services in the thirty-six (36) months immediately preceding the termination. For all purposes hereunder, the definition of separation from service shall be interpreted consistent with Treasury Regulation Section 1.409A-1(h)(ii).

15.         Limitation on Benefits. In no event shall the Bank be obligated to make any payment pursuant to this Agreement that is prohibited by Section 18(k) of the Federal Deposit Insurance Act (codified at 12 U.S.C. §1828(k)), 12 C.F.R. Part 359, or any other applicable law.

16.         Notices. Notices under this Employment Agreement shall be in writing and shall be mailed by registered or certified mail, effective upon receipt, addressed as follows:

(a)	To the Bank:	Kinderhook Bank Corp.
National Union Bank of Kinderhook
1 Hudson Street
Kinderhook, NY 12106
Attention: Human Resources

	with a copy to:	Kinderhook Bank Corp.
National Union Bank of Kinderhook
1 Hudson Street
Kinderhook, NY 12106
Attention: Anthony Maney, Chair
Compensation Committee

(b)	To the Employee:	Hans W. Drews
48 Monroe St., Apt. 1
St. Johnsville, , NY 13452

Either party may by notice in writing change the address to which notices to it or him are to be addressed hereunder.

17.	Miscellaneous.

(a)	Indemnification. During the period of his employment hereunder, the Bank agrees to indemnify the Employee in his capacity as an officer of the Bank to the maximum extent permitted under the laws of the State of New York and applicable national banking laws, rules and regulations. The provisions of this Section 11(a) shall survive expiration or termination of this Employment Agreement for any reason whatsoever.

8

(b)	Legal Fees. Each party shall be responsible for its own legal fees and expenses incurred in contesting or disputing any termination of this Employment Agreement or in seeking to obtain or enforce any right or benefit provided by this Employment Agreement.

(c)	Entire Agreement. This Employment Agreement and the Change in Control Agreement of even date herewith, which is attached as Exhibit B to this Employment Agreement, may not be changed except by a writing duly executed and delivered by the Bank and the Employee in the same manner as this Employment Agreement. Any prior employment agreement entered into between the parties is terminated and replaced entirely by the terms of this Employment Agreement and the Change in Control Agreement.

(d)	Governing Law. This Employment Agreement is governed by and shall be construed in accordance with the laws of the State of New York. Employee agrees that it supersedes in all respects any prior employment agreement between the Bank and the Employee.

(e)	Binding Effect; Non-Assignability. This Employment Agreement shall be binding upon the Bank and inure to the benefit of the Bank and its successors. Neither this Employment Agreement nor any rights arising hereunder may be assigned or pledged by the Employee during his lifetime. This Employment Agreement shall inure to the benefit of and be enforceable by the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(f)	Time is of the Essence. It is expressly understood by the Obligors that time is of the essence in performance of all terms and conditions of this Employment Agreement.

(g)	Duplicate Originals. Two or more duplicate originals of this Employment Agreement may be signed by the parties hereto, each of which shall constitute one and the same instrument.

(h)	Captions. The caption of the sections of this Employment Agreement are for the purpose of convenience only and are not intended to be a part of this Employment Agreement and shall not be deemed to modify, explain, enlarge or restate any of the provisions in this Employment Agreement.

9

IN WITNESS WHEREOF, the parties hereto have executed the within instrument as a sealed document as of the date first above written.

ATTEST:	KINDERHOOK BANK CORP.

By:
/s/ John A. Balli
John A. Balli, Chief Executive Officer

NATIONAL UNION BANK OF KINDERHOOK

By:
/s/ John A. Balli
John A. Balli, Chief Executive Officer

WITNESS:		EMPLOYEE

Hans W. Drews
Hans W. Drews

10

EXHIBIT A

The following is a Schedule of the Benefits provided by Bank to Employee at the time this Employment Agreement is executed. Such benefits may change from time to time in accordance with law, prudent industry practices, and the provisions of this Employment Agreement.

BENEFIT	SPECIFICS
ANNUAL SALARY	$95,000.00

401k	Bank matches 3% of ind. up to max of 6% of salary, Profit sharing contribution
Cafeteria Plan	Flexible spending plan
Health Insurance	Bank pays employee-only premium.
Life Insurance	Bank pays entire cost/Death Benefit is 200% of earnings
Long-term Disability	Cost paid entirely by the Bank
Workers Compensation	Bank pays cost
Short-term Disability	Employee pays $.60 a week , bank pays remainder of the cost
Clothing Loan	Interest free up to $500 (annually) to buy clothing for work
Money Orders	No charge for employees
Loan Rate	1% discount on installment loan products
Educational Assistance	Bank pays for seminars, incl Center for Fin. Training courses/books and max of 2 college courses per semester. If leave before 3 yrs, repay 100%
AFLAC	Supplemental Ins available and paid by employee
Checking Account	Free checks for 1 account
Stop Payments	Two per year at no charge

TIME OFF POLICY

Vacation Time	4 weeks
Sick Time	5 days a year
Personal Days	2 days a year
Bereavement Leave	3 days in State, 5 days out of State

EXHIBIT B

CHANGE IN CONTROL AGREEMENT WITH

HANS W. DREWS

March 8, 2017

Hans W. Drews

48 Monroe St., Apt. 1

St. Johnsville, New York 13452

Dear Mr. Drews:

Kinderhook Bank Corp., a New York corporation and its subsidiary the National Union Bank of Kinderhook and its successors (collectively, the “Corporation”), expect that during your tenure as an officer of National Union Bank of Kinderhook (the “Bank”), you will contribute to the growth and success of the Bank in significant ways, and that you will develop an intimate knowledge of the business and affairs of the Bank and of its policies, methods, personnel and problems. The Corporation also recognizes that such contributions and knowledge are expected to be of significant benefit to the future growth and success of the Bank and the Corporation.

The Board of Directors of the Corporation (the “Board”) recognizes that a change in control of the Corporation or the Bank may occur and that the threat of such a change in control may result in the distraction or departure of management personnel to the detriment of the Corporation and its stockholders. The Board has determined that appropriate steps should be taken to reinforce and encourage the continued dedication of members of the Bank’s management, including yourself, to their assigned duties in the face of the potentially disturbing circumstances arising from the possibility of such a change in control.

The continued performance of your duties as an officer of the Bank may require your opposition to such a threatened change in control which, in the judgment of the Board, may not be in the best interests of the Corporation and its stockholders, and your opposition to such a change in control of the Corporation could prevent or inhibit you from effectively continuing your duties as an officer of the Bank should such a change in control occur.

In order to induce you to remain in the employ of the Bank under such circumstances and continue to perform your duties as an officer of the Bank in a manner which is in the best interests of the Bank and the Corporation, the Corporation hereby agrees to provide you with certain severance benefits in the event your employment with the Bank is terminated subsequent to a change in control (as defined in Section 1 hereof) under the circumstances described below.

1.           Change in Control. No benefits shall be payable hereunder unless during the term of your Employment Agreement with the Bank, of even date, or an extension thereof there shall have been a “Change in Control” as set forth below, and your employment by the Bank shall thereafter have been terminated in accordance with Section 2 below. For purposes of this Agreement, a “Change in Control” of the Corporation or the Bank shall mean any of the following:

2

(a)          The acquisition of “control” (within the meaning of Section 2(a)(2) of the Bank Holding Company Act of 1956, as amended, or Section 602 of the Change in Bank Control Act of 1978) of the Corporation or the Bank by any person, company or other entity (excluding any change in control attributable to a family trust, gift, bequest, or intestate distribution of voting shares of the Corporation);

(b)          Any “person” (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) is or becomes the “beneficial owner” (as defined in Rule 13d-3 thereunder), directly or indirectly, of securities of the Corporation or the Bank representing 25% or more of the combined voting power of either the Corporation’s or the Bank’s then-outstanding securities (excluding any change in control attributable to a family trust, gift, bequest, or intestate distribution of voting shares of the Corporation).

(c)          Any person becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing less than 25% of the Corporation’s then-outstanding securities, but is determined by a court or regulatory agency with jurisdiction over the matter to possess or to have exercised control over the Corporation or the Bank (excluding any change in control attributable to a family trust, gift, bequest, or intestate distribution of voting shares of the Corporation);

(d)          During any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof unless the election or the nomination for election by the Corporation’s stockholders of each new director was approved by a vote of at least a majority of the directors of the Corporation then still in office who were directors at the beginning of the period; or

(e)          The Corporation sells a majority of its assets, or enters into any transaction in which another entity (other than an insurer of the deposit liabilities of a subsidiary of the Corporation) assumes a majority of the deposit liabilities of any subsidiary of the Corporation.

2.	Termination Following Change in Control.

(a)          Following a Change in Control, you shall be entitled to the benefits provided for in Section 3(b) hereof upon:

(i)	the involuntary termination of your employment as an officer of the Bank within twelve (12) months after a Change in Control, unless your employment is terminated (x) because of your death, (y) disability or (z) for Cause (as hereinafter defined), or

(ii)	your termination of your employment as an executive officer of the Bank for Good Reason (as hereinafter defined). In the event your employment with the Bank shall be terminated and you shall be entitled to the benefits provided in Section 3 hereof, you may thereafter terminate your employment with the Bank and continue to be entitled to the benefits provided in Section 3 hereof.

3

(b)          Cause. Termination by the Bank, the Corporation or any resulting institution of your employment for “Cause” shall mean termination upon:

(i)	the commission by the Employee of any crime involving deceit, dishonesty or fraud, or moral turpitude of such a nature as would adversely affect the reputation of the Bank;

(ii)	the commission by the Employee of a material act or acts of dishonesty in connection with the performance of the Employee’s duties to the Bank, including, without limitation, misappropriation of funds or property;

(iii)	an act or acts of misconduct (including sexual harassment) by the Employee;

(iv)	continued, willful non-performance by the Employee of duties (other than by reason of illness or disability) which has continued for more than five (5) days following written notice of non-performance from the Board of Directors (or Executive Committee); or

(v)	the entry of a final cease and desist order with respect to safety and soundness violations by any federal or state regulatory agency having jurisdiction over the Bank, or the suspension, removal or termination of the employment of the Employee pursuant to an order by any federal or state regulatory agency having jurisdiction over the Bank, so long as any such order is determined in the sole discretion of the Board of Directors to relate to matters within the conduct or sphere of supervisory authority of the Employee; or

(vi)	the breach of fiduciary duty by Employee; or

(vii)	the act or omission constituting a material breach of this Agreement by Employee.

The determination of whether the Employee’s employment shall be terminated for Cause shall be made at a meeting of the Board of Directors called and held for such purpose, at which meeting the Board of Directors makes a finding that in the good faith opinion of the Board of Directors an event set forth in sub-clauses (i) through (vii) has occurred and specifying the particulars thereof in detail.

(c)          Good Reason. Termination by you for “Good Reason” shall mean you terminate your employment following a change in control due to:

(i)	a reduction of your salary or material adverse change in your aggregate benefit package,

(ii)	a significant change in your responsibilities and/or duties which constitutes, when compared to your responsibilities and/or duties before the Change In Control, a demotion,

4

(iii)	a material loss of title or office, such that you cease to be an officer of the Bank, or

(iv)	the relocation of the offices at which you are principally employed as of the Change In Control to a location more than thirty-five (35) miles from such offices, which relocation is not approved by you.

You shall provide the Corporation or resulting institution with a Notice of Termination and an opportunity to cure any of the events listed in this Section 2(c) and shall not be entitled to compensation pursuant to Section 3 unless the Bank, the Corporation or any resulting institution fails to cure within a ten (10) day period.

(d)          Notice of Termination. The Corporation or resulting institution will promptly furnish you with a written Notice of Termination. Any purported termination by you shall be communicated by written Notice of Termination to the Bank, the Corporation or resulting institution, with a copy to the Corporation. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated.

(e)          Date of Termination. “Date of Termination” shall mean:

(i)	if your employment is terminated for disability, thirty (30) days after Notice of Termination is given,

(ii)	if your employment is terminated for Cause, the date specified in the Notice of Termination and the information requested pursuant to Section 2(b) above, and

(iii)	if your employment is terminated for any other reason, the date on which a Notice of Termination is given; provided that if within five (5) days after any Notice of Termination is given the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding and final arbitration award or by a final judgment, order or decree of court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected). During such disputed period, the employee’s benefits may be terminated at the discretion of the Bank.

3.	Compensation During Disability or Upon Termination.

(a)          During any period that you fail to perform your duties as a result of incapacity due to physical or mental illness, the Corporation or resulting institution shall pay you, to the extent it is not paid by the Bank, an amount equal to your full base salary at the rate then in effect until the Date of Termination. Thereafter, your benefits shall be determined in accordance with the Bank’s long-term disability plan then in effect.

5

(b)          If, within twelve (12) months after a Change in Control shall have occurred, you shall terminate your employment for Good Reason or your employment shall be involuntarily terminated other than for Cause, your death or disability, then the Corporation, the Bank or resulting institution shall pay you within five days after the Date of Termination an amount equal to the sum of:

(i)	An amount equal to your base salary only through the Date of Termination at the rate in effect at the time Notice of Termination was given; plus

(ii)	A lump sum amount equal to: (A) $236,000 (if such change in control and termination occur within the initial three year term of your Employment Agreement), or (B) (if such change in control and termination occur during an extension of this Agreement but subsequent to the initial three (3) year term of your Employment Agreement) the average sum of your annual base compensation (salary only) paid to you by the Bank for the five years (or the term of your employment, if less) preceding a Change in Control; plus

(iii)	All legal fees and expenses incurred by you as a result of such termination (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided for by this Agreement).

(c)          If your employment shall be terminated for Cause, or for any reason other than as specified in Sections 3(a) and (b) above, the Corporation shall pay you, to the extent it is not paid by the Bank, an amount equal to your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination was given and the Corporation shall have no further obligations to you under this Agreement.

(d)          You shall not be required to mitigate the amount of any payment provided for in this Section 3 by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section 3 be reduced by any compensation earned by you as the result of employment by another employer after the Date of Termination, or otherwise.

(e)          It is the intention of the parties to this Agreement that no payments by the Corporation to you or for your benefit under this Agreement shall be non-deductible to the Corporation by reason of the operation of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, notwithstanding any other provision hereof, if by reason of the operation of said Section 280G, any such payments exceed the amount which can be deducted by the Corporation, the amount of such payments shall be reduced to an amount equal to the maximum that can be deducted by the Corporation. To the extent that payments in excess of the amount that can be deducted by the Corporation have been made to you or for your benefit, they shall be refunded with interest at the applicable rate provided under Section 1274(d) of the Code, or at such other rate as may be required in order that no such payment to you or for your benefit shall be non-deductible pursuant to Section 280G of the Code. Any payments made hereunder which are not deductible by the Corporation as a result of losses that have been carried forward by the Corporation for Federal tax purposes shall not be deemed a non-deductible amount of purposes of this Section 4(c).

6

(f)          Notwithstanding any provision hereof to the contrary, no payment hereunder shall be made if it would violate any applicable law, rule or regulation, including without limitation, 12 C.F.R. Part 359, as promulgated by the Federal Deposit Insurance Corporation.

4.	Successors; Binding Agreement.

(a)          The Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation, by agreement in form and substance satisfactory to you, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform it if no such succession had taken place. Failure of the Corporation to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to compensation from the Corporation in the same amount and on the same terms as you would be entitled to hereunder if you had been involuntarily terminated other than for Cause, within twelve (12) months after a Change in Control, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, “Corporation” shall mean the Corporation as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 4 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(b)          This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there be no such designee, to your estate.

5.           Notices. All notices and other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to the Corporation shall be directed to the attention of the Board with a copy to the Chairman of the Board, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

6.           Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other or failure to comply with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York.

7

7.          Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

8.          Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

9.          Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Albany, New York, in accordance with the rules of the American Arbitration Association then in effect. Notwithstanding the pendency of any such dispute or controversy, the Corporation will pay you promptly an amount equal to your full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, base salary) and provide you with all compensation, benefits and insurance plans in which you were participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with Section 2(d) hereof, to the extent the Bank does not make such payments or continue such benefits. Amounts paid under this Section 9 are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement. Judgment may be entered on the arbitrator’s award in any court having jurisdiction; provided, however, that you shall be entitled to seek specific performance of your right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

10.         Election of Benefits. An election by you to resign after a Change in Control pursuant to the terms of Section 2(a) will not constitute a breach by you of the Employment Agreement dated the date hereof (or any other employment agreement) between the Bank and you and will not be deemed a voluntary termination of employment by you for the purpose of interpreting the provisions of any benefit plans, programs or policies. Nothing in this Agreement will be construed to limit your rights under any employment agreement you may then have with the Corporation or the Bank, provided, however, that if you become entitled to compensation under Section 3 hereof following a Change in Control, you may elect either to receive the severance payment provided in Section 3 or such termination benefits as you may have under any such employment agreement, but may not elect to receive both.

If this letter correctly sets forth our agreement on the subject matter hereof, kindly sign and return to the Corporation the enclosed copy of this letter which will then constitute our agreement on this subject.

KINDERHOOK BANK CORP.

/s/ John A. Balli
John A. Balli, Chief Executive Officer

8

Agreed this 8th day of March, 2017

/s/ Hans W. Drews
Hans W. Drews

9